GOOD HARBOR PARTNERS ACQUISITION CORP.

4100 North Fairfax Drive

Arlington, VA 22203

March 6, 2006

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Duc Dang

Re:	Good Harbor Partners Acquisition Corp.
S-1 Registration Statement, File No. 333-128351

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective as of 12:00 p.m., eastern standard time, on March 8, 2006 or as soon thereafter as practicable.

Sincerely, GOOD HARBOR PARTNERS ACQUISITION CORP.

By:	/s/ Ralph S. Sheridan
Name: Ralph S. Sheridan Title: Chief Executive Officer and Secretary

GOOD HARBOR PARTNERS ACQUISITION CORP.

4100 North Fairfax Drive

Arlington, VA 22203

March 6, 2006

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Duc Dang

Re:	Good Harbor Partners Acquisition Corp.
S-1 Registration Statement, File No. 333-128351

Ladies and Gentlemen:

In connection with the undersigned’s request for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In addition, the undersigned registrant further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the filing.

Sincerely, GOOD HARBOR PARTNERS ACQUISITION CORP.

By:	/s/ Ralph S. Sheridan
Name: Ralph S. Sheridan Title: Chief Executive Officer and Secretary